MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the three month period ended March 31, 2009 and 2008 and the audited consolidated financial statements as at and for each of the years in the three year period ended December 31, 2008, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These documents are available on the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law. The actual results may differ materially from those contained in any forward-looking statements.

This management discussion and analysis of financial condition and results of operations has been prepared as at May 4, 2009.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response Biomedical currently has twelve tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

In advance of expected growth of its products, the Company has been investing significantly, since 2007, to increase automation, quality and capacity of its manufacturing operations. Once manufacturing scale up is complete, these investments will result in increased production capacity from approximately 500,000 tests per shift per year to approximately 4 million tests per shift per year in its new facility. The higher overhead from these investments, including amortization, is resulting in higher per unit costs impacting gross margins however; in the longer-term the Company expects gross margins to increase as sales volumes rise.

The Company currently has sales and marketing partnerships with Shionogi & Co., Ltd. to market its B-type natriuretic peptide (“BNP”) test in Japan, Roche Diagnostics (“Roche”) to market the Company’s line of cardiovascular point-of-care tests worldwide outside of Japan and 3M Company (“3M”) for its infectious disease products. With its initial shipments to Roche in the first quarter of 2009, the Company has strong partners in place across the globe for its clinical product line.

The Company’s revenues by product and service market segment were as follows:

Clinical products revenue for the three month period ended March 31, 2009 increased 127% to $1,742,707 compared to $769,145 for the same period in 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Vector products (West Nile Virus) revenue for the three month period ended March 31, 2009 increased 225% to $428,038 compared to $131,665 for the same period in 2008.

Biodefense products revenue for the three month period ended March 31, 2009 decreased 45% to $108,832 compared to $196,676 for the same period in 2008.

Contract service fees and revenue from collaborative research arrangements for the three month period ended March 31, 2009 increased 472% to $432,824 compared to $75,635 for the same period in 2008.

As at March 31, 2009, the Company had $706,509 in cash and cash equivalents, a decrease of $1,548,143 compared to $2,254,652 as at December 31, 2008. As at March 31, 2009, the Company had a working capital balance of $1,582,577, a decrease of $1,364,211 compared to $2,946,788 as at December 31, 2008.

2009 key operational milestones included:

•

On February 12, 2009, the Company announced that Roche Diagnostics has agreed to fund two new projects aimed at strengthening the commercial success of the Response cardiovascular line of products. The first project approved for funding is to complete a submission for a CLIA-waiver for the RAMP® NT-proBNP assay. The second project is the development of a next-generation Troponin I (TnI) assay.

•

On March 26, 2009, the Company announced that it has signed a collaboration/grant with Foundation for Innovative New Diagnostics (“FIND”) to start developing a rapid point-of- care tuberculosis diagnostic assay. The first phase of this collaboration grant is a feasibility study. If successful, a second phase may follow and involve testing optimized assays on simulated samples at Response Biomedical.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s unaudited consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Areas of significant estimates include allowance for bad debt, estimated life of property, plant and equipment, recovery of the carrying value of long-lived assets, lease inducements, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense and valuation allowance on future income tax assets. Actual results could differ from management’s estimates.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at and for the year ended December 31, 2008. The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2008 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue Recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are directly linked to specific milestones are deferred and amortized into income as services are rendered. Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are not directly linked to specific milestones are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Research and Development Costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3064 - “Goodwill and Intangible Assets”. This section replaces existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development”. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.

Deferred Lease Inducement

Lease inducements arising from rent free inducements, non-repayable leasehold improvement allowances and repayable leasehold improvement allowances received from the landlord are being amortized over the term of the operating lease on a straight-line basis.

Stock-Based Compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 10[c] to the unaudited consolidated financial statements as at March 31, 2009. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards to employees that were granted, modified or settled since January 1, 2003. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Warranty Accruals

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The initial recognition of and subsequent adjustments to the warranty accrual are recorded to cost of sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3064 - “Goodwill and Intangible Assets”. This section replaces existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development”. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The impact of this change in accounting policy on prior periods is as follows:

	Three Month
	Period Ended	Year Ended
	March 31, 2008	December 31, 2008
	$	$
Consolidated Balance Sheets

Decrease in property, plant and equipment	(55,511)	(114,297)
Increase in intangible assets	55,511	114,297

Consolidated Statements of Loss and Cash Flows

Decrease in amortization of property, plant and equipment	(21,933)	(69,698)
Increase in amortization of intangible assets	21,933	69,698

Decrease in acquisition of property, plant and equipment	-	(59,926)
Increase in acquistion of intangible assets	-	59,926

The following table outlines the restated computer software amounts included in intangible assets:

		Accumulated	Net book
	Cost	Amortization	value
	$	$	$

March 31, 2009	333,728	218,926	114,802
December 31, 2008	329,713	215,416	114,297
March 31, 2008	269,787	167,651	102,137

Of the $114,802 in intangible assets as at March 31, 2009, $105,953 is related to software not yet put in use [December 31, 2008 - $105,112].

RECENT ACCOUNTING PRONOUNCEMENTS

International Financial Reporting Standards (“IFRS”)

In 2005, the Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles are to be converged with IFRS. On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011, with appropriate comparative data from the prior year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Under IFRS, there is significantly more disclosure required, specifically for interim reporting. In addition, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed. While the Company has commenced assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

RESULTS OF OPERATIONS

For the three month periods ended March 31, 2009 and 2008:

Revenue and Cost of Sales

Revenues from product sales for the three month period ended March 31, 2009 increased 108% to $2,279,577 compared to $1,097,486 for the same period in 2008.

Clinical products revenue for the three month period ended March 31, 2009 increased 127% to $1,742,707 compared to $769,145 for the same period in 2008. This increase is primarily the result of Roche Diagnostics’ launch of the Company’s cardiac products in the U.S. as well as an increase in demand from existing distributors and marketing partners. In the long-term, the Company expects clinical products revenue to increase as newly launched products penetrate the marketplace and the Company completes the scale up and automation of its manufacturing operations. In the short term, the clinical products revenue may vary depending on the timing of orders from its distributors and marketing partners.

Vector products (West Nile Virus) revenue for the three month period ended March 31, 2009 increased 225% to $428,038 compared to $131,665 for the same period in 2008. This increase is primarily due to expanded usage by U.S. municipal health authorities, increased sales efforts by distributors and the timing of shipments. In the future, the Company expects the sales of West Nile Virus products to fluctuate at varying levels.

Biodefense products revenue for the three month period ended March 31, 2009 decreased 45% to $108,832 compared to $196,676 for the same period in 2008. The decrease is primarily due to reduced funding from governmental agencies for deployed detection capabilities, general decrease in concern over biological attacks and a substantially penetrated target market. In the future, the Company expects the sales of biodefense products to continue at similar levels.

Contract service fees and revenue from collaborative research arrangements for the three month period ended March 31, 2009 increased 472% to $432,824 compared to $75,635 for the same period in 2008. The variability is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations. The Company expects contract service fees and revenue from collaborative research arrangements to increase as a result of funding by its partners for further advancements resulting in greater market competitiveness for some assays currently available for sale as well as the development of new assays to expand and complement our existing products.

Cost of sales for the three month period ended March 31, 2009 increased 93% to $1,928,771 compared to $1,001,329 for the same period in 2008. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees engaged in manufacturing activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overall gross margin from product sales for the three month period ended March 31, 2009 was 15% compared to 9% for the same period in 2008. The increase in gross margin is primarily due to a shift in product mix partially offset by increased costs related to the new facility and implementation of new manufacturing equipment, processes and personnel as a result of the Company’s scale up efforts. In the short-term, the Company expects variation in gross margin however, in the longer-term, the Company expects gross margins to increase as sales volumes rise.

Expenses

Research and development expenditures for the three month period ended March 31, 2009 decreased by 31% to $1,229,866 from $1,794,921 for the same period in 2008. The decrease is primarily related to decreased clinical trial and development expenditures totaling $439,000, reduced professional charges totaling $92,000, lower legal fees in the amount of $46,000, reduced overhead expenditures in the amount of $24,000 partially offset by increased amortization relating to the new facility in totaling $63,000.

General and administrative expenditures for the three month period ended March 31, 2009 decreased 43% to $715,775 from $1,247,151 for the same period in 2008. The decrease is primarily due to reduced rent charges in the amount of $347,000 mainly related to the new facility that prior to occupancy in the year 2008 were fully charged to general and administrative expenses, reduced administrative expenses totaling $127,000, decreased salaries totaling $113,000, partially offset by increased legal expenses in amounts of $49,000 and increased amortization relating to the new facility in amounts of $31,000.

Sales and marketing expenditures for the three month period ended March 31, 2009 decreased 38% to $380,695 from $614,042 for the same period in 2008. The decrease is primarily due to reduced salaries expenses totaling $168,000, lower charges allocated for overhead totaling $33,000, reduced travel and conference expenditures totaling $30,000, lower selling expenses in the amount of $24,000 partially offset by increased amortization relating to the new facility in the amount of $15,000 and higher administrative expenses in totaling $10,000.

Other Income/Expenses

For the three month period ended March 31, 2009, interest expense amounted to $208,196 compared to $146,507 for the same period in 2008. The increase is due to the interest portion on the repayment of the repayable leasehold improvement allowance related to the new facility operating lease agreement.

During the three month period ended March 31, 2009, the Company earned interest income of $7,551 as compared to $40,159 for the same period in 2008. The decrease is as a result of lower average funds on deposit and declining interest rates.

During the three month period ended March 31, 2009, the Company had a foreign exchange gain of $11,936 as compared to $46,559 for the same period in 2008. Foreign exchange gains and losses are largely due to US dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the US dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Federal Reserve Bank of New York website (www.ny.frb.org) for the last business day of each period. The exchange rate as at March 31, 2009 was $0.7935 US per CDN dollar [December 31, 2008 - $0.8170, December 31, 2007 - $1.012] .

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Loss

For the three month period ended March 31, 2009, the Company reported a loss of $1,731,415 or $0.01 per share compared to a loss of $3,544,111 or $0.03 per share for the same period in 2008. This 51% decrease in the loss is primarily due to higher gross profit margin on product sales, higher contract service fee and revenues from collaborative research arrangements and reduced expenses across all departments, partially offset by higher interest expense, lower interest income and decreased foreign exchange gain.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited consolidated financial statements prepared in accordance with Canadian GAAP for the eight quarters ended March 31, 2009.

	2009	2008	2008	2008	2008	2007	2007	2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Product Revenue	2,279,577	1,584,474	1,371,958	845,923	1,097,486	919,053	869,738	687,989
Cost of Sales	1,928,771	1,733,303	1,660,071	832,453	1,001,329	986,724	803,009	731,981
Gross Profit (Loss)	350,806	(148,829)	(288,113)	13,470	96,157	(67,671)	66,729	(43,992)
Gross Margin on
Product Sales	15%	-9%	-21%	2%	9%	-7%	8%	-6%
Services Revenue	432,824	650,097	99,172	151,592	75,635	63,220	152,105	311,547
Total Revenue	2,712,401	2,234,571	1,471,130	997,515	1,173,121	982,273	1,021,843	999,536
Expenses	2,326,336	3,016,756	3,294,694	3,686,024	3,656,114	4,379,794	3,110,219	4,007,605
Loss for the Period	1,731,415	2,694,449	3,684,602	3,740,494	3,544,111	4,299,946	2,892,230	3,987,766
Loss per Share –
Basic and Diluted	0. 01	0.02	0. 03	0.03	0.03	0.04	0.02	0.03
Total Assets	17,950,788	19,394,907	17,823,547	21,553,341	25,187,741	17,938,351	16,473,216	7,593,556

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

  The timing of cardiac product orders from the Company’s marketing partners and distributors;
  Additional revenues from the launch of cardiac products by Roche Diagnostics in the U.S.;
  The timing of significant bio-defense system orders;
  Seasonality related to the demand for Influenza A+B products; and
  Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this market.

Quarter to quarter variability in contract service fees and revenue from collaborative research arrangements is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The quarter to quarter fluctuations in losses reported are primarily the result of the variability of gross margins on product sales resulting from changes in product mix, charges incurred due to the scale up and automation of the Company’s manufacturing operations in anticipation of growth in its clinical products business, variability in expenses across all departments, the timing of recognition of contract service fees and revenues from collaborative research arrangements, fluctuations in interest income and foreign exchange gains or losses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of March 31, 2009, the Company has raised approximately $80 million from the sale and issuance of equity securities and convertible debt, net of issue costs. The Company also relied on a repayable leasehold improvement allowance from its landlord to fund capital expenditures related to the new facility.

As at March 31, 2009, the Company had a working capital balance of $1,582,577, a decrease of $1,364,211 compared to $2,946,788 as at December 31, 2008. In the fourth quarter of 2008, the Company took measures to reduce operating expenses and its net use of cash, however depending on the ramp up of sales by the Company’s partners, requirements for working capital may increase. For the three month period ended March 31, 2009, the Company relied primarily on cash on hand and cash generated from gross margin on product sale and prepayments related to contract service fees and revenues from collaborative research arrangements to fund its expenditures.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. For the three month period ended March 31, 2009, the Company incurred losses of $1,731,415 compared to $3,544,111 for the same period in 2008. The Company has incurred significant losses to date and as at March 31, 2009 had an accumulated deficit of $82,888,194 and has not generated positive cash flow from operations, accordingly, there is significant uncertainty about the Company’s ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of debt and equity financings. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the period presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. See “Risks and Uncertainties”.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at March 31, 2009, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	1 Year	2 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
Equipment Operating Leases	90,720	30,240	60,480	-	-
License Fees	85,250	11,000	33,000	22,000	19,250
Repayable Leasehold Allowance	14,775,963	1,061,746	2,123,492	2,123,492	9,467,234
Facility Sublease	14,334,208	843,880	1,800,965	1,897,621	9,791,742
Total	29,286,141	1,946,865	4,017,937	4,043,113	19,278,226

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at March 31, 2009 there were 170,338,675 common shares issued and outstanding for a total of $80,107,580 in share capital, 9,760,725 (of which 1,965,715 are exercisable at a weighted-average

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

exercise price of $0.68 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.64 per share, 3,162,517 common shares reserved for future grant or issuance under the Company’s stock option plan and 17,001,668 common shares issuable upon the exercise of outstanding warrants at an exercise price of $0.20.

As at May 4, 2009 there were 170,338,675 common shares issued and outstanding, 9,755,225 (of which 2,086,536 are exercisable at a weighted-average exercise price of $0.68 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.64 per share, with 3,168,017 common shares reserved for future grant or issuance under the Company’s stock option plan and 17,001,668 common shares issuable upon the exercise of outstanding warrants at an exercise price of $0.20 per share.

TRANSACTIONS WITH RELATED PARTIES

[a]	The following expenses were incurred by the Company for services provided by directors or companies related to or under their control:

Three Months Ended March 31,	2009	2008
	$	$
General and administrative
Directors’ fees	21,000	24,000
Legal fees	26,532	1,858
	47,532	25,858

During June 2008 strategic consulting service fees in the amount of $250,000 were incurred by the Company for extraordinary services provided by a non-management member of the Board of Directors. This amount remains outstanding and is included in the balance of accrued and other liabilities as at March 31, 2009.

For the three month period ended March 31, 2009, directors’ fees totaling $21,000 [2008 - $24,000] were incurred by the Company for routine services provided by non-management members of the Board of Directors. As at March 31, 2009, $108,000 remained outstanding and was included in the balance of accrued and other liabilities. No payments to directors’ have been made in the three month period ended March 31, 2009.

The Company retains a law firm where a corporate partner is a non-management member of the Board of Directors. For the three month period ended March 31, 2009, the Company incurred legal fees from this law firm totaling $26,532 [2008 - $1,858]. $26,532 remains outstanding and is included in the balance of accrued and other liabilities as at March 31, 2009.

[b]	In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company.

The Company earned revenues from this development partner as follows:

Three Months Ended March 31,	2009	2008
	$	$
Product revenues	47,941	179,019
Contract service fees and revenues from
collaborative research arrangements	139,834	75,635
	187,775	254,654

As at March 31, 2009, $187,775 is included in trade receivables.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, trade receivables, other receivables, accounts payable, accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature. The carrying value of the repayable leasehold improvement allowance approximates the fair value based on the discounted cash flows at market rates.

As at March 31, 2009, four customers represent 77% [2008 - four customers represent 72%] of the trade receivables balance. For the three month period ended March 31, 2009, three customers represent 68% [2008 - three customers represent 46%] of total product sales. For the three month period ended March 31, 2009, two customers represent 100% [2008 - two customers represent 100%] of total service revenues.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company’s internal control over financial reporting occurred during the three month period ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s unaudited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at March 31, 2009 had an accumulated deficit of $82,888,194 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain additional financing and on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The unaudited consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has incurred substantial operating losses and has an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

equipment and commercialize its products. When necessary, the Company will pursue arrangements for additional capital, however there is no certainty, particularly during the current difficult financial markets, that funds will be available on acceptable terms, if at all. If additional funds are not obtained when needed, the Company would have to curtail or cease its operations resulting in a material adverse impact on its business and stakeholders; 3) Economic conditions: During the current economic downturn, there is greater risk that end-user customers of the Company’s product may be slower to make purchase commitments which may negatively impact sales of the Company’s new and existing products; 4) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 5) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers. In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 6) Alliances: The Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products. If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted; 7) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than ourselves, with respect to patents in this area; 8) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 9) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s together with its partner Roche’s success in developing the point-of-care NT-proBNP market; 10) New instrument: In April 2008, the Company received US FDA 510(k) clearance to market a new instrument now commercially available in the US. Certain features of the new instrument, including higher throughput over the existing instrument, are critical to the successful launch and adoption of the Company’s Flu A+B test to be marketed and sold by 3M and the RAMP NT-proBNP test to be marketed and sold by Roche. There is no assurance that the design of the instrument will meet all the needs of the market place or that the new instrument can be routinely manufactured to specifications; 11) Stock Exchange Listing: The common shares of the Company are listed on the Toronto Stock Exchange (“TSX”). Continued listing on the TSX requires, among other things, that the Company's financial condition and the trading value of its common shares meet the TSX requirements. The TSX has announced a de-listing review of the Company, which requires that the Company demonstrate that it meets the TSX requirements by early May 2009. No assurance can be given that the Company will be able to meet the TSX continued listing requirements or be able to have its securities listed on another public exchange. 12) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry. The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business; 13) Government regulation: For clinical testing applications the Company requires a number of regulatory clearances to market its products and obtaining these clearances can be uncertain, cos tly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance, among other things, which may

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances; 14) Third-party re-imbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement. Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs; 15) Seasonality: The business and industry is affected by seasonality, including governmental budget cycles. The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 16) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002; Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and 17) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a significant portion of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, and restricted investments being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.